[Letterhead of Sutherland Asbill & Brennan LLP]

June 27, 2016

VIA EDGAR

Trace Rakestraw

Jacob Sandoval

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Post-Effective Amendment No. 1 to the Registration Statement on
Form N-2 Filed on May 13, 2016 (File No. 333-194870)

Dear Messrs. Rakestraw and Sandoval:

On behalf of Solar Capital Ltd. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 6, 2016, June 13, 2016 and June 17, 2016 with respect to Post-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-194870), filed with the Commission on May 13, 2016 (the “Registration Statement”), the prospectus included therein (the “Prospectus”), and the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 24, 2016 (the “10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Please disclose and highlight in the “Selected Financial and Other Data” section of the Prospectus that the weighted average annualized yield on income producing investments does not represent a return to shareholders. In addition, consider disclosing the total return to shareholders in the “Selected Financial and Other Data” section of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comments.

2.	Comment: Please confirm to the Staff that the illustration showing the effective leverage on page 36 of the Prospectus is calculated in accordance with Instruction 3 to Item 8.3.b(4) of Form N-2.

Trace Rakestraw

Jacob Sandoval

June 27, 2016

Response: The Company advises the Staff on a supplemental basis that the illustration showing the effective leverage on page 36 of the Prospectus has been calculated in accordance with Instruction 3 to Item 8.3.b(4) of Form N-2. The Company also notes that the inputs in this illustration are derived from the financial information disclosed on the Company’s Consolidated Statement of Assets and Liabilities as of March 31, 2016, including the face amount of the Company’s outstanding leverage as of that date. In order to facilitate the Staff’s review of the inputs and outputs of the leverage illustration included in the Prospectus, we have provided to the Staff the spreadsheet that the Company used to calculate the leverage illustration.

3.	Comment: Going-forward, please ensure disclosure of any known material trends, events or uncertainties in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Prospectus and in periodic reports (See SEC Release 33-8350). For example, please describe management’s plans to continue or discontinue the incentive fee waivers to maintain the current dividend yield. Additionally, the Company’s investment in Crystal Financial appears to show a significant increase in the reserve account for loan losses from 2014 to 2015. To the extent that this change is material to the Company, in future filings, please disclose any known material trends or uncertainties like the ability of Crystal Financial to maintain its dividend payments to the Company.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add more disclosure in its subsequent filings in response to the Staff’s comment.

4.	Comment: Going-forward, in the section titled “Quantitative and Qualitative Disclosure About Market Risk” in the 10-K and other periodic reports, please indicate that the information assumes that no defaults have occurred in the portfolio companies with rising interest rates. See Item 305 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent filings in response to the Staff’s comment.

5.	Comment: Please advise the Staff if any component of the cash and cash equivalents line item in the Consolidated Statement of Assets and Liabilities are restricted. If any restrictions are placed on cash and cash equivalents, going-forward, please add the disclosure required by Regulation S-X Sections 5-02.1 and 6-04.5.

Response: The Company advises the Staff on a supplemental basis that none of the components of the cash and cash equivalents line item in the Consolidated Statement of Assets and Liabilities are restricted. The Company also confirms to the Staff that if any

Trace Rakestraw

Jacob Sandoval

June 27, 2016

restrictions are placed on cash and cash equivalents in the future, the Company will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

6.	Comment: In Note 3 to the Consolidated Financial Statements, there is disclosure that from time to time the Company may purchase treasury bills at or near the end of the quarter and then close out the position shortly after the end of the quarter. Going-forward, please add disclosure to describe the purpose for these transactions so that an investor can understand the significance of these transactions. Also, please describe what, if anything, the Company has to sell in order to buy these treasury bills. Please also disclose whether it is the Company’s practice only to undertake such transactions at quarter end.

Response: The Company advises the Staff on a supplemental basis that the “Regulation as a Business Development Company – Temporary Investments” section as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Cash Equivalents” section of the Prospectus contains the above-referenced disclosure. Pending investment in other types of qualifying assets, the Company invests in U.S. government securities, including U.S. Treasury Bills and other high quality investment grade debt securities maturing in one year or less. Also, the Company advises the Staff that it does not need to sell any assets in order to purchase U.S. Treasury Bills or any other such cash equivalents, and that the Company has sufficient operating cash flows and available credit under its revolving credit facility. Lastly, the Company’s practice is more likely to invest in cash equivalents, including U.S. Treasury Bills, during periods of being under-invested relative to its capital base, including across quarter ends. Additional considerations include the yields on such cash equivalents, the Company’s current cash projections, the costs of borrowing, the timing of funding new investments as well as the timing and receipt of cash proceeds from investments sold, called or principal pay downs.

7.	Comment: Going-forward, please provide more detail for the reason for the transfer of the Company’s investments between fair value levels in Note 6 to the Consolidated Financial Statements.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that, if applicable, it will add the additional detail requested by the Staff in its subsequent financial statements in response to the Staff’s comment.

8.	Comment: Going-forward, please include a note that the total investment return does not include sales load in the “Financial Highlights Senior Securities Table” Note to the Consolidated Financial Statements as required by Form N-2 Item 4.1 Instruction 13.b.

Trace Rakestraw

Jacob Sandoval

June 27, 2016

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

9.	Comment: Going-forward, please disclose in the notes to the Consolidated Financial Statements: (a) the expiration date of any capital loss carryforwards or add a statement that the capital loss carryforwards do not expire, and (b) disclose whether the Company utilized any capital loss carryforwards during the reporting period.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

10.	Comment: Please add disclosure to the Prospectus to alert the reader that the financial statements for Crystal Financial have been included as an attachment to the Registration Statement. This comment also applies to the Company’s future Form 10-K filings.

Response: The Company has added the above-referenced disclosure in response to the Staff’s comment and will comply with this comment in connection with its future Form 10-K filings.

11.	Comment: Please confirm in correspondence that the Company’s unfunded commitments are accounted for in accordance with ASC 820.

Response: The Company advises the Staff on a supplemental basis that its unfunded commitments are accounted for in accordance with ASC 820.

12.	Comment: The Company’s remaining commitment to its joint venture, Senior Secured Unitranche Loan Program LLC (“SSLP”), is not included as an unfunded commitment in Note 12 to the Consolidated Financial Statements but its commitment to Crystal Financial LLC is included as an unfunded commitment. Please explain the reason for the difference in treatment. Also, the Staff notes the statement that “[a]s of March 31, 2016 and December 31, 2015, the Company had sufficient cash available and/or liquid securities available to fund these commitments.” Please supplementally advise the Staff as to whether the foregoing statement also applies to the Company’s unfunded commitment to SSLP.

Response: The Company advises the Staff on a supplemental basis that the Consolidated Statement of Assets and Liabilities directs the reader to look at both Note 12 and Note 13 to the Company’s Consolidated Financial Statements for disclosure regarding the Company’s commitments and contingencies. To minimize duplication, the Company discloses its remaining commitment to SSLP, in Note 13 to its Consolidated

Trace Rakestraw

Jacob Sandoval

June 27, 2016

Financial Statements, while the rest of the Company’s commitments are disclosed in Note 12 to its Consolidated Financial Statements. Finally, the Company confirms that the statement highlighted in the Staff’s comment also applies to the Company’s unfunded commitment to SSLP. The Company will make this point clear in its future SEC filings.

13.	Comment: Please provide an analysis as to how you arrived at the conclusion not to consolidate the Company’s joint venture. Please state whether the auditors agree with this assessment. Please cite any applicable U.S. GAAP or the Investment Company Act of 1940, as amended (the “1940 Act”), guidance in your response. Also, please describe any support arrangements, if any, between the Company and the joint venture.

Response: The Company advises the Staff on a supplemental basis that the Company has determined not to consolidate the joint venture, SSLP, on the Company’s consolidated financial statements because the Company does not have a controlling voting interest in SSLP. Specifically, the Company and the other member of SSLP, Voya Investment Management LLC (“Voya”), each have an equal 50% voting interest in SSLP and all portfolio decisions and generally all other decisions in respect of SSLP must be approved by an investment committee of SSLP consisting of an equal number of representatives of the Company and Voya.

Accounting Considerations:

Financial Reporting Model of SSLP

Due to the fact that, among other things (i) capital commitments from multiple parties have been contributed to SSLP; and (ii) multiple investments have been made by SSLP for purposes of generating capital appreciation and income, SSLP is deemed an investment company under U.S. GAAP (See ASC 946-10-05-2).

Consolidation – U.S. GAAP

While Topic 810 addresses consolidation more generally, ASC 810-10-15-12(d) states that “investments accounted for at fair value in accordance with the specialized accounting guidance in Topic 946 are not subject to consolidation according to the requirements of this Topic.”

The Company is an entity regulated under the 1940 Act and accordingly it is an investment company under Topic 946 (see ASC 946-10-15-4: an entity regulated under the 1940 Act is an investment company under this Topic). Under the specialized accounting guidance in Topic 946, consolidation by an investment company of an investee is generally not appropriate, unless the investment company has a controlling interest in an operating entity that provides services to the investment company. SSLP is not an operating entity that provides services to the Company and accordingly, should not be consolidated.

Trace Rakestraw

Jacob Sandoval

June 27, 2016

While U.S. GAAP does not address when an investment company should consolidate another investment company that it controls, practice has developed whereby investment companies often consolidate wholly owned investment companies and record investments in less-than-wholly owned investment companies at fair value. Considering that ownership is less than wholly owned and the Company does not control SSLP, the Company recognizes and measures its investment in SSLP at fair value.

Therefore, consistent with U.S. GAAP and industry practice, the Company has determined not to consolidate SSLP. In addition, the Company’s registered independent public accounting firm, KPMG LLP, does not disagree with the Company’s assessment not to consolidate SSLP. The Company also advises the Staff on a supplemental basis that there are no support arrangements between the Company and SSLP.

14.	Comment: In the notes to the Consolidated Financial Statements there is disclosure regarding related party transactions. Please confirm that all related party transactions are described in accordance with ASC 850, particularly with regard to any administrative fees that are paid to the Company’s investment adviser by an affiliated joint venture program.

Response: The Company confirms to the Staff on a supplemental basis that all related party transactions are described in the notes to the Consolidated Financial Statements in accordance with ASC 850. In addition, the Company confirms to the Staff that there are no administrative fees paid to the Company’s investment adviser by SSLP.

15.	Comment: In the notes to the Consolidated Financial Statements there is a detailed schedule of the investments held in the joint venture. Going-forward, please provide the same level of detail of interest rate disclosure for the joint venture entity’s loans as provided in the Company’s Consolidated Schedule of Investments (i.e., noting the LIBOR plus the spread or any PIK related investments).

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

16.

Comment: Reference is made to the disclosure regarding DSW Group Holdings, LLC in the Consolidated Schedule of Investments. In 2014 this investment showed a gain with no position held and it appears that in 2015 this transaction was reversed to show a loss with no position held. In your response, please describe these transactions to explain what happened from 2014 to 2015 with this investment. Additionally, if there are any escrow receivables included in the

Trace Rakestraw

Jacob Sandoval

June 27, 2016

receivables for investments sold in the Consolidated Statement of Assets and Liabilities, going-forward, please describe the accounting policy for such accounts in the notes to the Consolidated Financial Statements, as well as provide a description of any reserves against such amounts.

Response: The Company advises the Staff on a supplemental basis that the receivable for DSW Group Holdings, LLC (“DSW”) is reviewed on a quarterly basis. Due to a change in the financial results of DSW from 2014 to 2015, the value of the receivable was changed accordingly. The Company further advises the Staff that each quarter the Company has certain receivables that are held in escrow, which are valued quarterly in accordance with GAAP based on then current information. Thus, the Company confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

17.	Comment: Please confirm whether there was a change in the valuation technique for Direct Buy Inc. If so, in future reports please describe the reasons for a change in valuation technique. See ASC 820-10-50-2bbb.

Response: The Company confirms to the Staff on a supplemental basis that there was a change in the valuation technique for Direct Buy Inc. from 2014 to 2015. In addition, the Company confirms to the Staff that it will add the reasons for a change in valuation technique, if applicable, in its subsequent financial statements in response to the Staff’s comment.

18.	Comment: Please confirm to the Staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms thereof.

Response: The Company confirms to the Staff that the underwriters or other FINRA members involved in a takedown off of the Registration Statement will comply with the applicable rules and regulations of FINRA with respect to the submission of the underwriting compensation and similar terms for approval by FINRA.

19.	Comment: We refer to the last full paragraph on page 1 of the Prospectus. Please clarify whether the word “proportionally” is used to modify the words “the size of the capital base” or “strategic initiatives” or both. If it is intended to modify the words “strategic initiatives,” we may have further comment.

Response: Please be advised that the word “proportionally” is only intended to modify the words “the size of the capital base” and not the words “strategic initiatives.” The Company has also revised the disclosure accordingly.

Trace Rakestraw

Jacob Sandoval

June 27, 2016

20.	Comment: In the first paragraph under the heading “Recent Developments” on page 2 of the Prospectus, please change the words “life sciences loans” to “loans to life sciences companies” or something similar.

Response: The Company has revised the disclosure accordingly.

21.	Comment: We refer to the last sentence in the first bullet point on page 3 of the Prospectus. Please add the words “of lenders and market participants” after the word “consolidation” therein.

Response: The Company has revised the disclosure accordingly.

22.	Comment: We refer to the dollar amount of the Company’s outstanding borrowings as of March 31, 2016 set forth in the first sentence under the heading “Solar Capital’s Limited Leverage” on page 4 of the Prospectus. Please accompany such disclosure with the leverage ratio calculated in accordance with Section 18 of the 1940 Act.

Response: The Company has revised the disclosure accordingly.

23.	Comment: We refer to the statement on page 4 of the Prospectus that “Solar Capital . . . imposes portfolio-based risk constraints promoting a more diverse portfolio of investments and limiting issuer and industry concentration” and the statement on page 5 of the Prospectus that the Company “concentrate[s] our investing activities in industries characterized by strong cash flow and in which Solar Capital Partners’ investment professionals have deep investment experience.” Please reconcile these two seemingly contradictory statements regarding portfolio concentration.

Response: Given the breadth and diversity of the industries in which the Company invests and in which the investment professionals of its investment adviser have significant investment experience (which industries are set forth in the “Business” section of the Prospectus), the Company does not believe that the two sentences referenced by the Staff contradict one another (i.e., it is possible for the Company to limit industry concentration given the breadth and diversity of the industries in which it invests). The Company also confirms to the Staff that to the extent it determines to concentrate on certain industries in the future, the Company will revise the disclosure in the Prospectus accordingly.

24.	Comment: We refer to the fifth bullet point on page 6 of the Prospectus. Please revise the language in the bullet point to clarify that the Company has and will continue to borrow money to fund investments.

Trace Rakestraw

Jacob Sandoval

June 27, 2016

Response: The Company has revised this and related disclosure accordingly throughout the Prospectus.

25.	Comment: We refer to footnote 6 on page 11 of the Prospectus. Please supplemental advise the Staff what assumptions other than the assumption noted therein the Company used in computing the 1.81% annual incentive fee expense amount set forth in the “Fees and Expenses” table.

Response: The Company advises the Staff on a supplemental basis that the assumption set forth in footnote 6 to the “Fees and Expenses” table (i.e., annualizing the Company’s March 31, 2016 incentive fee expense) is the only assumption used in connection with computing the annual incentive fee expense percentage contained in the “Fees and Expenses” table.

26.	Comment: We refer to the fifth sentence in the risk factor entitled “The lack of liquidity in our investments may adversely affect our business” on page 18 of the Prospectus. Please advise the Staff whether the referenced sentence is appropriately included in this risk factor or whether it should be moved to a more appropriate risk factor.

Response: The Company has revised the above-referenced sentence to clarify that the market contagion issues noted therein may impact the liquidity of the Company’s investments. As a result, the Company believes that it is appropriate to retain the sentence in the risk factor.

27.	Comment: Please revise the third risk factor on page 19 of the Prospectus to read as follows; “Price declines and illiquidity in the corporate debt markets have adversely affected and may continue to adversely affect . . . .”

Response: The Company has revised the disclosure accordingly.

28.	Comment: Please update the information relating to the Company’s 2016 Annual Stockholders Meeting throughout the Prospectus.

Response: The Company has updated the disclosure relating to the Company’s 2016 Annual Stockholders Meeting throughout the Prospectus.

29.	Comment: Given that the Company has no exposure to energy companies, please consider deleting the reference to the “energy sector” included in the climate change risk factor on page 23 of the Prospectus. Additionally, please consider removing the climate change risk factor in its entirety unless climate change will have a significant impact on the Company’s portfolio companies.

Response: The Company has deleted the climate change risk factor.

Trace Rakestraw

Jacob Sandoval

June 27, 2016

30.	Comment: We refer to the first sentence of the first full risk factor on page 25 of the Prospectus. Please consider adding a similar sentence to the “Summary” section of the Prospectus given that it concisely describes the Company’s investment focus.

Response: The Company has revised the disclosure in response to the Staff’s comment.

31.	Comment: Please consider deleting the reference to “disease pandemics” in the bullet point at the bottom of page 43 of the Prospectus.

Response: The Company has revised the disclosure accordingly.

32.	Comment: In an appropriate location in the Prospectus, please discuss the impact that the Company’s share repurchase plan has had on the disparity between the net asset value and market price of the Company’s common stock.

Response: The Company has added the requested disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Stock Repurchase Program” section of the Prospectus.

33.	Comment: The first sentence in the second paragraph under the heading “Investment Structure” on page 80 of the Prospectus seems to indicate that the Company makes all of its portfolio company investments in the form of senior secured loans. Please revise the disclosure to clarify that this is not the case.

Response: The Company has revised the disclosure accordingly.

34.	Comment: We refer to Instruction 2 of Item 8.6.a. of Form N-2 with respect to the disclosure on page 89 of the Prospectus relating to Crystal Financial LLC. Please update such disclosure as necessary to comply with line item disclosure required by the above-referenced instruction. Additionally, please explain to the Staff why similar disclosure is not included for Senior Secured Unitranche Loan Program LLC (“SSLP”).

Response: The Company has revised the disclosure accordingly with respect to Crystal Financial LLC. In addition, please be advised that no disclosure is included therein for SSLP given that it was slightly below the 5% threshold set forth in Instruction 1 of Item 8.6.a of Form N-2 as of March 31, 2016.

35.

Comment: We refer to the heading entitled “Compensation of Executive Officers” on page 97 of the Prospectus and footnote 6 on page 108 of the Prospectus. Please confirm whether the Company maintains a profit sharing plan

Trace Rakestraw

Jacob Sandoval

June 27, 2016

or similar arrangement for its executive officers. If so, please revise the disclosure on page 97 of the Prospectus accordingly. If not, clarify in footnote 6 on page 108 of the Prospectus that the profit sharing plan referenced therein is maintained by the Company’s investment adviser.

Response: The Company confirms to the Staff that it does not maintain a profit sharing plan or any other compensation arrangement for its executive officers and has revised the disclosure in footnote 6 on page 108 of the Prospectus to clarify that the profit sharing plan referenced therein is a tax-qualified retirement plan maintained individually by Michael Gross.

36.	Comment: We refer to the disclosure under the heading “Board Approval of the Investment Advisory and Management Agreement” on page 105 of the Prospectus. Please consider specifying which proxy statement and/or annual report on Form 10-K the referenced information will be contained in.

Response: The Company has revised the disclosure accordingly.

37.	Comment: We refer to the heading entitled “Administration Agreement” on page 106 of the Prospectus. Consistent with instruction 2 of Item 9.1.b. to Form N-2, please consider describing therein the qualifications of the Company’s administrator to render managerial assistance to the Company’s portfolio companies that request such assistance.

Response: The Company has revised the disclosure accordingly.

38.	Comment: We refer to the “Plan of Distribution” section set forth on page 155 of the Prospectus. Please confirm to the Staff that the following information will be included in the prospectus supplement to the Prospectus in connection with any offering pursuant to the Registration Statement:

•	the date by which investors must pay for the offered securities;

•	the identity of any escrow agent used in connection with any offering; and

•	a description of any contractual indemnification rights provided by the Company to underwriters, sales agents and other market participants in connection with any offering.

Response: The Company confirms to the Staff that the above-referenced information will be contained in each prospectus supplement to the Prospectus in connection with any offering pursuant to the Registration Statement.

Trace Rakestraw

Jacob Sandoval

June 27, 2016

39.	Comment: We refer to the second full sentence on page F-29 of the Prospectus. Please supplementally advise the Staff as to the intended purpose of SSLP II and the business purpose of the assignment described therein. In addition, please clarify whether it is expected that the Company’s unfunded commitment to SSLP II, if any, can only be called by both the Company and the other investors in SSLP II.

Response: SSLP II was formed by the Company in order to facilitate the launch of a senior loan investment fund similar to SSLP with a new third-party investor. The Company assigned a portion of its unfunded commitment in SSLP to SSLP II in anticipation of the marketing of investment opportunities in SSLP II to a third-party investor. Similar to SSLP, it is anticipated that joint action by the Company and the other investor in SSLP II would be a prerequisite to any obligation to fund under the assigned commitment (i.e., no investor in SSLP II would be able call capital thereunder without the Company’s express approval thereof).

40.	Comment: We noted the following disclosure contained in the Prospectus and the Company’s other SEC filings:

“More specifically, from time-to-time we may purchase U.S. Treasury bills or other high-quality, short-term debt securities at or near the end of the quarter and typically close out the position on a net cash basis subsequent to quarter end. We may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our credit facilities, as deemed appropriate. The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined.”

To the extent the Company has entered into a written agreement with its investment adviser relating to the exclusion of the aforementioned “U.S. Treasury bills or other high-quality, short-term debt securities,” please file it as an exhibit to the Registration Statement. Also, please confirm that such agreement can only be terminated by the Company’s board of directors.

Response: The Company advises the Staff on a supplemental basis that it had not previously entered into a written agreement with its investment adviser relating to the exclusion of the above-referenced temporary investments in cash equivalents from the total assets used to compute the base management fee payable to the Company’s investment adviser. However, the Company’s investment adviser has historically, on a voluntary basis, orally agreed with the Company’s board of directors with regard to its decision not to charge such management fees. Subject to approval by the board of directors, the Company and its investment adviser intend to enter into an amended investment advisory agreement to memorialize this arrangement.

Trace Rakestraw

Jacob Sandoval

June 27, 2016

41.	Comment: Please confirm how the management fee is calculated in the Consolidated Statement of Operations. Specifically, is the management fee calculated on a gross basis as permitted by the Company’s investment advisory agreement or is it calculated net of the short-term investments noted in the Staff’s prior comment? If the latter, please provide on a supplemental basis what the management fee would have been if it had been calculated on a gross basis as permitted by the Company’s investment advisory agreement for the fiscal year ended December 31, 2015 and advise the Staff whether not disclosing what the management fee would have been if it had been calculated on a gross basis is material to the Company’s financial statement presentation.

Response: The Company advises the Staff on a supplemental basis that per an unwritten agreement between the Company’s investment adviser and the Company’s board of directors, the management fee paid by the Company to its investment adviser has not historically included the temporary investments in cash equivalents referenced in the Staff’s prior comment. As indicated in the response to the Staff’s prior comment, the Company and its investment adviser intend to amend the investment advisory agreement, which the Company’s board of directors will be asked to approve at the next in-person board meeting prior to filing the Company’s next quarterly report on Form 10-Q, to permanently memorialize this arrangement. In accordance with Regulation S-X and U.S. GAAP, the Company will add to its future financial statements disclosure to clarify that temporary investments in cash equivalents are permanently excluded from total assets used to compute the base management fee payable to the Company’s investment adviser.

The Company also advises the Staff on a supplemental basis that the management fee would have been approximately $33.6 million for the fiscal year ended December 31, 2015 if it had been calculated on a gross basis. The Company confirms that not disclosing what the management fee would have been if it had been calculated on a gross basis is not material to the Company’s consolidated financial statement presentation.

42.	Comment: Please confirm that the Company’s investment in SSLP, which occurred during the fourth quarter of 2015, was made in compliance with Section 55 of the 1940 Act. Please also summarize how the Company confirms that it is in compliance with the requirements of Section 55 of the 1940 Act each time it makes an investment. In addition, please add disclosure to the Prospectus to confirm that the Company makes purchases that are consistent with its purpose of making investments in securities described in paragraphs 1 through 3 of Section 55(a) of the 1940 Act.

Response: The Company confirms to the Staff on a supplemental basis that the Company’s investment in SSLP during the fourth quarter of 2015 was made in compliance with Section 55 of the 1940 Act. The Company also advises the Staff on a supplemental basis that it, including its Chief Compliance Officer, and in consultation from time-to-time with its outside counsel, closely monitors its compliance with Section

Trace Rakestraw

Jacob Sandoval

June 27, 2016

55 of the 1940 Act. The Company does not make investments in non-qualifying assets if, at the time the acquisition is made, qualifying assets (as described in paragraphs (1) through (6) of Section 55(a) of the 1940 Act) do not represent at least 70% of the value of the Company’s total assets. For purposes of this calculation, in accordance with Section 55(b) of the 1940 Act, for each potential acquisition the Company uses the total assets disclosed in its most recent financial statements filed by the Company with the SEC. In response to the Staff’s comments, the Company has also added disclosure to the Prospectus to confirm that the Company makes purchases that are consistent with its purpose of making investments in securities described in paragraphs 1 through 3 of Section 55(a) of the 1940 Act.

43.	Comment: Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges the Staff’s comment.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Christina DiAngelo Fettig / U.S. Securities and Exchange Commission
Richard Peteka / Solar Capital Ltd.
Vlad Bulkin / Sutherland Asbill & Brennan LLP